News Release: March 19, 2007

ALMADEN AMENDS ELK PROPERTY TECHNICAL REPORT

As a result of a review by the British Columbia Securities Commission (“BCSC”), Almaden Minerals Ltd. (TSX: AMM; AMEX: AAU; “Almaden” or “the company”) has amended its Technical Report (“2006 Update of Resource, Siwash Project, Elk Property”) dated April 6, 2006.  The amended Technical Report is dated March 15, 2007.

Amendments made to the Technical Report had no impact on the size of the reported resource at the Elk Property.

Issues raised by the BCSC related primarily to the certificates of Qualified Persons and their consents.  Qualified Persons who prepare Technical Reports must include a certificate which addresses a number of criteria outlined in NI 43-101.  In response, the company has added a certificate for a co-author of the Technical Report and included additional detail on the original certificate to address all of the criteria required by NI 43-101.  The company has added letters of consent from the Qualified Persons to the report.

The company has added an estimated budget cost for the recommendations made in the Technical Report, as required by NI 43-101.

The Qualified Persons for the Technical Report were Mr. Gary Giroux P.Eng., M.A.Sc., of Giroux Consultants Ltd., and Mr. Wojtek Jakubowski P.Geo., B.Sc., an employee of Almaden Minerals Ltd.

ON BEHALF OF THE BOARD OF DIRECTORS

"James McInnes"

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James McInnes, Director

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.